EXHIBIT 21
Subsidiaries

1.	Win Win Acquisition Corp., a Delaware corporation.

2.	Win Win, Inc., a Nevada corporation.

3.	Win Win Consulting (Shanghai) Co. Limited, a corporation organized under the laws of the People’s Republic of China

4.	Win Win Wireless, LLC, a Delaware limited liability company

5.	Win Win Holding Limited, incorporated in Hong Kong

6.	Pixiem, Inc., a New Jersey corporation

7.	Pixiem Inc, - Korean subsidiary of Pixiem, Inc.,